Exhibit 20(i)

NEWS FROM TAYLOR DEVICES, INC.

SHAREHOLDER LETTER, SUMMER 2014

THIS NEWSLETTER IS DIRECTED TO ALL SHAREHOLDERS OF TAYLOR DEVICES. WE HOPE THAT IT WILL GENERATE INTEREST IN THE COMPANY, PLUS PROVIDE CURRENT FINANCIAL AND PROJECT INFORMATION. COPIES OF THIS NEWSLETTER WILL ALSO BE CIRCULATED TO SHAREHOLDERS WHO HAVE SHARES IN BROKERAGE ACCOUNTS.

ITEM: FINANCIAL RESULTS

Taylor Devices completed its 2013-2014 fiscal year on May 31, 2014. Sales for 2014 were $20,011,228, compare to $24,729,585 in 2013. Net income was $1,131,212 for 2014, down from the previous year's record net income of $2,547,794.

Sales and income reflect the lost production hours from start-up of Taylor Devices new facilities during this fiscal year. Fourth quarter shipments exceeded 2013 by a modest amount, indicating that the Company is now back on track for continued growth.

Taylor Devices' firm backorder backlog at year's end was $24.6 million, compared to $13.1 million at the end of our 2013 fiscal year, and $18.5 million at the end of the third quarter of 2014.

FOURTH QUARTER	F/Y 13-14	F/Y 12-13
SALES	$5,303,755	$5,151,806
NET INCOME	$401,290	$548,101
EARNINGS PER SHARE	124	164

FISCAL YEAR	F/Y 13-14	F/Y 12-13
SALES	$20,011,228	$24,729,585
NET INCOME	$1,131,212	$2,547,794
EARNINGS PER SHARE	344	764
SHARES OUTSTANDING	3,342,816	3,311,035

ITEM: NEW ORDERS - SEISMIC / WIND

The following new orders for seismic and wind dampers were received during the last quarter:

■	351 California Street -- San Francisco, CA
■	San Diego Central Court Building -- San Diego, CA
■	Rio Tinto Plant 5 -- Boron, CA
■	Kentucky Lake Bridge -- Aurora, KY
■	Costa Del Sol Building -- Lima, Peru
■	Huaku Hi Oasis Building -- Taiwan, ROC
■	Uni-President Xin-Zhuang Building -- Taiwan, ROC
■	Farglory H88 Building -- Taiwan, ROC
■	Farglory H105 Building -- Taiwan, ROC
■	Farglory H113 Building -- Taiwan, ROC
■	Weihe Railroad Bridge -- China
■	KIOI Project Building -- Japan

ITEM: NEW ORDERS -- AEROSPACE / DEFENSE

■	Missile Canister Isolators -- The U.S. Navy and some of our allies have purchased Taylor Devices' Tension-Compression Shock Isolators for an additional 140 shipboard missile launch canisters for the SM2 and SM3 family of missiles, known generally as the Standard Missile. This is for an on-going production program. The isolators protect the missile against damage from underwater explosions if the ship is attacked.
■	Equipment Raft Isolation System -- The current production U.S. attack submarines are of the Virginia Class. Taylor Devices' manufactures shock isolators used on large equipment platforms within the submarine hull. The Company has recently received orders for the next two submarines of this class. The isolators protect the platforms against underwater explosions if the submarine is attacked.
■	Shipboard Cabinet Isolators -- The Company has received orders for isolators for 32 large equipment cabinets used on surface warships to protect electronics packages within the cabinets from shock damage if the ship is attacked from land, sea, or air.
■	Machined Springs for Military Aircraft -- The Company has received an additional follow-on order to the order announced in the Spring 2014 newsletter.
■	C-17 Aircraft Engine Service Trailers -- Taylor Devices has manufactured suspension system struts for this military cargo aircraft program since its inception. An order has recently been received for an additional ten sets of suspension struts.

■	Aircraft Carrier Catapult Shuttle Shock Absorbers -- The current Nimitz Class Aircraft Carriers of the U.S. Navy utilize a very special shock absorber inside the cylinders of their four steam catapults which launch aircraft from the ship. The shock absorber catches the catapult shuttle which is attached to the aircraft's landing gear and which literally pushes the aircraft off the carrier at speeds typically in the range of 150+ mph. Taylor Devices is the only manufacturer to qualify shock absorbers to the rigid Navy specifications. An order was recently received for an additional 54 pieces of this long-term production part.

ITEM: TAYLOR DEVICES' SEISMIC DAMPERS FEATURED IN EXHIBITION

The National Building Museum in Washington, DC has opened a new year-long exhibition, "Designing for Disaster." The exhibits deal with building design hazards, including earthquakes, hurricanes, floods, and fire, and portrays how policies, plans and designs can be augmented or created to provide safer and more resilient communities. Taylor Devices' Seismic Dampers were selected to be featured at the exhibition, and after some discussions, a specific project was selected to be portrayed. This was the seismic retrofit and modernization of the California Memorial Stadium at UC Berkeley, a 63,000 seat stadium originally built in 1923. This project used 16 dampers, each rated at 225 tons of force for seismic protection. The upgrade and modernization was completed in 2012. For the exhibition, the Company provided a fully operational damper of the size used at the stadium, which is incorporated into a modeled building frame section. The exhibition is being well received, with excellent reviews published by The Washington Post, the Science Channel, the Weather Channel, and Landscape Architecture Magazine.

The exhibition runs through August of 2015 at:

The National Building Museum

401 F Street NW

Washington, DC 20001

http://www.nbm.org

ITEM: NEXT SHAREHOLDER MAILING

Our next Shareholder mailing will be the Notice of Annual Meeting of Shareholders. You should be receiving your mailing in September.

By: /s/Douglas P. Taylor

Douglas P. Taylor

President